November 15, 2006



Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attn:   Ms. Linda Cvrkel
        Branch Chief

                         RE:  Seaboard Corporation
                              Form 10-K for the year ended December 31, 2005 Filed March 7, 2006
                              SEC File No. 001-03390

Dear Ms. Cvrkel:

          We are writing in response to your letter dated
November 7, 2006, with respect to the above-referenced report filed by Seaboard Corporation ("Seaboard" or the "Company"). Our numbered responses to your comments correspond to the numbered comments in your letter.

          In responding to your comments, we acknowledge that:

               the Company is responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

               staff comments or changes to disclosure in our filing made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

               the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                   Comments and Our Responses

Comment 1   Please revise future filings to reflect the correct SEC
            mailing address of 100 F Street NE.

Response 1  In future filings, we will provide the correct SEC mailing address.

Comment 2   We note from your investing activities that you have
            proceeds from the sale of fixed assets. Please tell us where you reflect the gains or losses on these sales in your consolidated statement of earnings.

Response 2  Gains or losses on sale of fixed assets are reflected either in cost of sales and operating expenses or in selling, general and administrative expenses, depending on the nature of the asset sold and where the depreciation associated with the asset was previously reflected. For example, if an asset was depreciated as a component of cost of sales, then any gain or loss on sale of this asset is reflected in cost of sales.

Comment 3   We note the disclosure indicating that revenue of the
            containerized cargo service is recognized ratably over the transit time for each voyage. Please tell us and explain in the notes to your financial statements in future filings, how the expenses associated with your containerized cargo service are recognized in your financial statements. As part of your response, you should explain how the treatment used complies with the guidance outlined in EITF 91-9.

Response 3  In accordance with method 5 of EITF 91-9, the
            allocation of revenue from our containerized cargo service between reporting periods is based on relative transit time in each reporting period, with expenses associated with our containerized cargo service being recognized as incurred. In the notes to our financial statements contained in future filings, as appropriate, we will explain that expenses associated with our containerized cargo service are recognized as incurred.

Comment 4   We note the disclosure indicating that outstanding
            checks in excess of cash balances of $31,006,000 and $31,866,000, respectively at December 31, 2005 and 2004 have been included in accounts payable. We further note that changes in accounts payable have been reflected as an operating cash flow in your statements of cash flows for these periods. Please revise to reflect the changes in outstanding checks in excess of cash balances at these dates, which are essentially bank overdrafts, as cash flows from financing activities. Refer to the guidance outlined in section
            1300.15 of the AICPA Technical Practice Aids.

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Response 4  Seaboard utilizes various disbursement accounts in its world-wide cash management process. At the time checks are presented for payment, the funds are deposited into the disbursement accounts. Substantially all of the amounts disclosed under "Cash and Cash Equivalents" in
            Note 1 to our consolidated financial statement, constituted outstanding checks which had not been presented for payment at the balance sheet date. Considering that the related banking institutions have not funded these checks, we do not consider such amounts to constitute a financing activity. The actual amount of true bank overdrafts (where banking institutions have advanced funds) at the end of our 2005, 2004 and 2003 fiscal years were $59,000, $0,
            $483,000, respectively. We do not believe that such amounts are material to the Company and, so long as any such bank overdrafts are not material, we do not believe it is necessary to classify such amounts as cash flows from financing activities in the cash flow statement.

Comment 5   Please provide us with further details on the nature of
            your deferred grant revenue. If such funds received were contributed by government entities for the construction of hog processing facilities, tell us why you did not classify these amounts as reimbursement of your capital expenditures rather than revenue.

Response 5  In fiscal years 1994 through 1996, Seaboard accounted for these grants received from government entities as a form of construction financing. In the Annual Reports for these years, Seaboard showed the grant monies as a financing cash inflow and the expenditures on the processing facility as an investing cash outflow.
            Since that time, amounts amortized are directly offset with depreciation of the processing facility within cost of sales and thus have the same effect on the statement of earnings and cash flow statement as if such amounts had been initially classified as a reimbursement of our capital expenditures. In future filings, as appropriate, we will revise the note to our consolidated financial statements to make this more clear by changing the current wording of the last sentence under "Deferred Grant Revenue" in Note 1 to our consolidated financial statements to read as follows:

                 "Deferred grants are being amortized as a reduction of depreciation expense over the life of the assets acquired with the funds."

            We also will no longer use the word "revenue" in the notes to our consolidated financial statements when referring to the deferred grants.

Comment 6   We note from MD&A, page 19, that foreign currency
            fluctuations primarily relate to fluctuations in the value of the Dominican Republic peso compared to the U.S. dollar. Please explain in detail, your accounting for such transactions and translations given that the Dominican Republic is considered a highly inflationary economy under the definition in SFAS 52. It appears to us as though the functional currency of your power segment

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            should be the U.S. dollar rather than the DR
            Peso. Please confirm to us that this is the case if not, tell us why.

Response 6  The functional currency for the Dominican Republic
            ("DR") power business is the U.S. dollar. The foreign currency gains or losses are generated as the majority of accounts receivable are actually DR peso denominated along with certain other current assets and current liabilities. As the DR peso fluctuates, the U.S. dollar amount that Seaboard will receive or pay, as applicable, fluctuates and results in currency gains or losses at month-end when valuing the balance sheet in terms of equivalent U.S. dollars.

Comment 7   Please provide us with further details concerning the
            nature of the "working capital adjustments" of $3,098,000 given as part of the consideration in the acquisition of Daily's.

Response 7  Under the Sale and Contribution Agreement between
            Seaboard and Daily's, the consideration paid was based on valuations of both companies using results through December 31, 2004. As such, the December 31, 2004 working capital balances of both companies were established, with certain agreed-upon adjustments, as the "assumed working capital balances" to be acquired in the transaction. To the extent these working capital balances changed between December 31, 2004 and the July 3, 2005 effective date of the acquisition, that change was treated as an adjustment to the purchase price. Daily's net working capital was higher at the effective date than at December 31, 2004, resulting in additional amounts due under the agreement.

Comment 8   Please explain in detail how the fair value of the
            4.74% equity interest in Seaboard Foods L.P. that was issued as partial consideration for the acquisition of Daily's was determined and explain why recording the excess of fair value over your cost basis in additional paid in capital is considered appropriate. We may have further comment upon receipt of your response. Also, revise future filings to disclosure your accounting policy with respect to sale or other exchanges of subsidiary stock. Refer to the guidance outlined in SAB Topic 5.H.

Response 8  The fair value of the 4.74% equity interest in Seaboard
            Foods L.P. ("SBF") was determined by the negotiated calculation and agreed to by both parties as being representative of fair value of the equity interest of taking the two year (2003 and 2004) EBITDA average of both Daily's and SBF times an earnings multiple for each company. The individual value of Daily's as a percentage of the total combined business value was then split equally between cash and stock in SBF to arrive at the 4.74% interest. The value of the 4.74% interest was validated by a third party valuation specialist who also compared these earnings multiples to other similar industry transactions and related market multiples.

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            Seaboard recorded the excess of fair value over our
            cost basis as additional paid-in capital based on guidance outlined in SAB Topic 5.H. In its interpretive response to Question 2 in SAB Topic 5.H, the staff has objected to gain recognition in certain circumstances. Specifically, "The staff believes that gain recognition is not appropriate in situations where subsequent capital transactions are contemplated that raise concerns about the likelihood of the registrant realizing that gain such as . reacquisition of shares is contemplated at the time of purchase. The staff will presume that repurchases were contemplated at the date of issuance in those situations ... where a specific plan existed to repurchase shares at the time shares were issued." The interpretive response goes on to say, "In those situations, the staff believes that the change in the parent company's proportionate share of subsidiary equity resulting from the additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation. Gain deferral is not appropriate." Accordingly, Seaboard believes it was appropriate to record the excess fair value over the cost basis as additional paid-in capital instead of as a gain as a result of the existence of the put and call options on this equity.

            Because Seaboard has not yet had any other similar transactions involving the sale of subsidiary stock and because gain recognition or deferral is not appropriate for this situation, we believe that disclosure of our accounting policy with respect to sale or exchanges of subsidiary stock as outlined in SAB Topic 5.H is not required and would not be meaningful at this time.

Comment 9   Please tell us and revise Note 2 to explain in detail
            how you calculated or determined the fair values of the put and call options associated with the 4.74% equity interest in Seaboard Foods, LP. Also, tell us and explain in the notes to your financial statements the facts or circumstances that resulted in the $1,300,000 decrease in the fair value of the put option obligation through December 31, 2005.

Response 9  The fair value of the put option associated with the
            4.74% was determined by a third party valuation specialist using the Black Scholes call option pricing model, which considered such factors, as inputs to the model, term, interest rate, volatility and estimated future cash flows of SBF (affecting fair value and strike price inputs). The existence of SBF's call option was considered in the appraisal as a factor that could affect the expected exercise of the put option; but no amounts were recognized by Seaboard for the call option.

            In addition, each quarter, Seaboard has the third party valuation specialist update its report to determine the change in valuation of the put option based on any changes to the related factors that affect the inputs to the option-pricing model, including estimated cash flows of SBF. The SBF EBITDA is expected to decline after 2005 because management has reflected the cyclicality of the pork industry in their projections. Pork commodity prices were at or near all-time highs during

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            2005.  Management expects pork selling prices
            and EBITDA to decline as a result of expected cyclical downturns in the industry. As a result, the fair value of the put option decreased $1,300,000.

            In future filings, as appropriate, we will explain in the notes to our financial statements the facts or circumstances that resulted in the decrease in the fair value of the put option obligation.

Comment 10  Please revise Note 2 to disclose the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No. 141.

Respone 10  The factors that contributed to a purchase price that resulted in the recognition of goodwill were (i) the expansion of Pork's integrated model into value-added products allowing further realization from Pork's existing products and enhancing Pork's ability to venture into other further processed pork products and
            (ii) access to an expanded base of industry knowledge and expertise. In future filings, as appropriate, we will revise Note 2 to highlight these factors as the factors which contributed to the Goodwill.

Comment 11  Please tell us and revise the notes to your
            financial statements to explain the facts or circumstances that resulted in an increase in the deferred tax asset valuation allowance of approximately $18.3 million during 2005.

Response 11 The 2005 increase of $18.3 million in the deferred tax asset valuation was the result of additional capital losses and additional foreign deferred tax assets which management does not believe are more likely than not to be realized (due to the Company's sizable capital loss carryforward and foreign net operating losses (NOLs) in certain countries). Specifically, the change in valuation allowance was composed of the following pieces: $2.5 million of additional capital losses upon the 2005 settlement of an IRS examination, $1.8 million of additional losses during 2005 on foreign investments that will be recognized as capital losses, and $14.0 million resulting from changes in 2005 to foreign deferred tax assets primarily related to foreign NOLs.

            In future filings, as appropriate, we will revise the notes to our consolidated financial statements to include the following disclosure: "The increase in the valuation allowance for 2005 was the result of additional capital losses and additional foreign deferred tax assets, which management does not believe are more likely than not to be realized.

Comment 12  We note that PIC has declined to provide
            indemnification with regard to some matters and has agreed to indemnification with regard to other matters up to $5 million. Please tell us, and revise future filings to disclose, the amounts you believe you will be required to spend to remediate the problems

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            identified by the EPA and state of Oklahoma, the
            amounts for which PIC has accepted liability, amounts you then believe you will be required to pay, including items for which you may dispute indemnification with PIC and include all amounts you have accrued as liabilities on your balance sheet related to these actions. If you have not accrued any liabilities, please tell us why. Refer to SFAS 5.

Respone 12  In Note 11 to our consolidated financial statements filed with our 10-K Annual Report for the year ended December 31, 2005, we disclosed that the estimated cumulative costs which will be expended will total approximately $6,900,000. In Note 5 to our consolidated financial statements filed with our 10-Q Report for the quarter ended September 30, 2006, we updated this estimate, stating that the amounts expended to date and the estimated cumulative future capital expenditures total approximately $7,600,000. This is the amount we have estimated it will cost on a cumulative basis for capital expenditures, remediation and legal expenses incurred to date, in addition to the penalty of $240,000 agreed to with EPA and the penalty of $100,000 paid to the State of Oklahoma. In future filings, as appropriate, we will modify our disclosure to state that the estimate includes the costs of remediation.

            To date, PIC has declined to reimburse us for the $100,000 penalty paid to the State of Oklahoma and has indicated that it may not pay more than $5,000,000 in the aggregate, of the $7,600,000 estimated expenditures and the $240,000 penalty agreed to with EPA. If PIC does not pay the estimated expenditures and penalties in excess of $5,000,000, then Seaboard could be responsible to pay an estimated $2,840,000. In future filings, as appropriate, we will modify our disclosure to explain that if PIC does not pay the estimated expenditures and penalties in excess of $5,000,000, then Seaboard could be responsible to pay an estimated $2,840,000.

            We have not accrued any amount of liability on our balance sheet because we do not deem that it is "probable" pursuant to SFAS 5 that PIC is not responsible to indemnify us for the entire amount of the expenditures and EPA penalty.

Comment 13  In a related matter, please tell us why, given
            your disclosure that Seaboard Marine received a notice of violation from the U.S. Customs and Border Protection demanding a "significant penalty," you believe the resolution of this matter will not have any material adverse effect on the financial position of Seaboard.

Response 13 It is our belief that, based on the facts of the matter, the relevant statutory and regulatory provisions and the US Customs Mitigation Factors, we will be able to significantly mitigate the penalty, or eliminate it, such that the matter will not have any material adverse effect on our financial position. In particular, 19 U.S.C. 1584(a)(2) provides that there is no liability if we did not know, and

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            could not, through the exercise of the highest degree
            of care and diligence, have known, there were narcotics on the vessel. In addition, the Mitigation Guidelines provide that in the event we did not have any actual knowledge of the narcotics, but were grossly negligent, the assessed penalty is to be reduced to 25% to 50% of the assessed penalty, and in the event we were not grossly negligent, but were negligent, the assessed penalty is to be reduced to 10% to 25% of the assessed penalty.

Comment 14  The second to last paragraph in note 11 discloses incentive payments to contract farmers payable upon achievement of certain performance standards. Please tell us what amounts you have historically paid under such agreements for incentive payments and amounts accrued at December 31, 2005 related to these contracts. If you have not accrued these payments, please tell us why you do not believe these obligations are probable and provide us with the rationale for your conclusion. Please refer to SFAS 5.

Response 14 Historically, incentive payments to contract farmers were $1.3 million, $0.8 million and $0.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. These incentive payments pertain to the finisher phase of the hog production cycle and are not payable until such hogs have been delivered to the plant for processing (a "close out"). Based on historical performance, not all farmers achieve these incentives on each close out. No amounts were accrued for these payments as of December 31, 2005, other than for those amounts in process to be paid as a result of a recent close out, as such amounts are not deemed material. We anticipate paying out approximately
            $1.5 million annually related to incentive payments given current operating performance, or approximately $29,000 per week. At period end, we estimate that approximately nine weeks of payments could be considered and would total approximately $260,000. The offsetting debit would be to increase inventory and is not material, compared to total inventories of $331.1 million as of December 31, 2005. The only statement of earnings effect question could be to the extent a grower group closed out and went through cost of sales before period end and the efficiency payment was made after period end. It takes Seaboard approximately 2-3 weeks after a close out to make this payment so that could be $58,000 to $87,000 paid "out of period". Such amount is not deemed material to the financials statements of Seaboard.

Comment 15  We note your disclosure from page 14 regarding
            potential additional EPA claims. Please tell us why you have not discussed these claims in the notes to your financial statements in accordance with SFAS 5. Also, please provide us with further details regarding your conclusions that management believes the emissions from its hog operations do not require CAA permits. Include in your response any updates since the filing of your financials statements with regards to this case and any amounts accrued in your financial statements. If you have no amounts accrued, please tell us why.

Response 15 We disclosed the potential additional EPA claims in
            Item 3. Legal Proceedings, to our 10-K because this item requires disclosure of any environmental administrative proceedings when the potential monetary sanctions are $100,000 or more. This threshold is met with respect to the matter disclosed. We did not disclose this matter in the notes to our consolidated financial statements because the potential exposure is not material.

            Our conclusion that our hog operations do not require CAA permits is based on the conclusions of a technical consultant who conducted a "mass balance analysis" with respect to the emissions. In Part II-Other Information
            Item 1. Legal Proceedings of our Form 10-Q report for the quarter ended September 30, 2006, we disclosed that we had entered into a Consent Decree with the United States to settle the matter, pursuant to which Seaboard Foods agreed to pay a civil penalty of $205,000 and to take various other actions which will cost approximately $150,000, and that this Consent Decree is subject to court approval. We have paid $100,000 of the $205,000 agreed civil penalty and have accrued a liability for the remaining $105,000. No liability has been accrued for the $150,000 estimated amount to be incurred to take other actions because these expenditures will result in capital improvements.

Comment 16  We note the disclosure in Note 12 indicating that the 6313.34 shares issued to the Company's parent company during 2005 were included in the weighted average number of shares used to compute basic earnings per share for one day in the third quarter and the entire period in the fourth quarter and for the entire third and fourth quarter for purposes of calculating the weighted average number of shares used to compute diluted earnings per share. Please explain in detail why you believe it was appropriate to include these shares in the weighted average shares used to compute diluted earnings per share for the entire third quarter of 2005. We may have further comment upon receipt of your response.

Response 16 The number of shares to be issued to Seaboard Flour were contingent upon Seaboard Corporation's ability to utilize certain NOLs. The conditions necessary to trigger the utilization of these NOLs were not attained and maintained until the third quarter of 2005. Therefore, in the third quarter of 2005, Seaboard included the shares issued in the weighted average shares used to compute diluted earnings per share for the entire third quarter of 2005 based on paragraph 30a of Statement of Financial Accounting Standards No. 128, Earnings per Share. Paragraph 30a states that, "Shares whose issuance is contingent upon the satisfaction of certain conditions shall be considered outstanding and included in the computation of diluted EPS ... if all necessary conditions have been satisfied by the end of the period, those shares shall be included as of the beginning of the period in which the conditions were satisfied." The 6,313.34 shares became outstanding as of the last day of the third quarter and therefore, to compute diluted earnings per share, the entire period of the third quarter was used.

Comment 17  We note from the fourth paragraph on page 55 that
            $13,620,000 remains outstanding from customers with past due balances in your power segment. We further note from MD&A, page 17, that it is uncertain if Seaboard will be fully able to collect these amounts. Please tell us what amounts you have reserved in your allowance for doubtful accounts, how you determined these amounts and why you believe you will collect amounts for which a related allowance has not been established.

Response 17 The total reserve amount as of December 31, 2005 was
            $1,764,798 for customers with past due balances in our power segment primarily related to three large customers, each accrued at approximately 15% of their total outstanding balance past due. This percentage was arrived at based on management's best estimate as to the ultimate collection which is likely to be at a discount from the original amount billed based on the aging of the account. History has proven our ability to collect substantially all recognized amounts past due from our customers. For one of these large customers, some payments were received during 2005 and subsequently during 2006 this account has been fully collected. The other two large customers are owed monies from the DR government and the past due amounts represents a DR power industry-wide agreement to freeze receivables related to 2004, which is primarily the amount classified as a long-term asset.

            While the DR government had initially proposed that current production and accruing interest would be paid in full during 2005 while a one-year moratorium was imposed on the old past-due principal balances, no plan has been put in place and the government has only funded the payment of current energy production. Currently, Seaboard believes the remaining amounts due will ultimately be collected from the specific customers based on future payments from the DR government but at some discount factor currently estimated at 15% by management.

Comment 18  Please address our comments on your Annual Report on Form 10-K in your Quarterly Reports on Form 10-Q, where applicable.

Response 18 We will address your comments, as applicable, in our
            Annual Report on Form 10-K for the year ending December 31, 2006 and in our future Quarterly Reports on Form 10-Q.

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            We hope that the above has been of assistance to you
and that it is fully responsive to your comments. If you have any questions or require any further information, please call me at (913) 676-8833 or John Virgo at (913) 676-8936.

                              Very truly yours,


                              /s/Robert L. Steer

                              Robert L. Steer
                              Senior Vice President, Treasurer
                              and Chief Financial Officer


cc:  Ms. Heather Tress
     Steve Bresky
     John Virgo
     David Becker

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